November 12, 2008

Joseph G. McCann, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 6010

Re:	Middle Kingdom Alliance Corp.

Preliminary Proxy Statement on Schedule 14A

Filed on November 3, 2008

File No. 000-52358

Dear Mr. McCann:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom” or the “Company”), we hereby respond through EDGAR to the comments issued on November 10, 2008 to the Company’s Preliminary Proxy Statement on Schedule 14A and addressed to Mr. Bernard J. Tanenbaum III. Contemporaneous with this submission we are filing a complete copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A for the Company (the “Amended Schedule 14A”) reflecting our responses.

The Amended Schedule 14A incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Bernard J. Tanenbaum III, dated November 10, 2008. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended Schedule 14A. The references to page numbers in the headings are to the original Preliminary Proxy Statement on Schedule 14A (the “Original Schedule 14A”).

We are also sending courtesy copies of this letter to you by messenger, together with a redline of the Amended Schedule 14A marked to show changes from the Original Schedule 14A as initially filed.

General

1.	Please tell us how you concluded that investors have sufficient information to make a voting decision on proposals designed to give you time to complete a pending business combination if you do not provide them complete information about the combination, including all material terms of the combination and all material information about the target.

Middle Kingdom does not believe investors require information regarding the pending business combination in order to make an informed decision on whether to approve the extension amendment set forth in the subject proxy statement. The purpose of the extension amendment is solely to allow Middle Kingdom sufficient time to complete the proxy statement / prospectus with respect to the separate solicitation of shareholder votes with respect to the proposed business combination. Shareholders will be afforded the separate opportunity to vote on the business combination itself when the related proxy statement / prospectus is complete and made definitive; in fact, staff policy dictates that the extension proposal and approval of business combination proposal be treated as separate matters and that they not be aggregated in a single proposal. SEC Telephone Interpretations Manual (Fifth Supplement) (September 2004). Moreover, we believe that inclusion of complete information regarding the pending business combination in the extension proxy materials has the potential of confusing the reader as the business combination is a separate matter that must be separately addressed in a distinct proposal submitted to shareholders under Regulation 14A of the Securities Exchange Act of 1934.

A vote “For” or “Against” the extension proposal does not prejudice the security holder in any way. If he wishes to receive his money back in the same time frame as he would have received it in the absence of an extension, he needs only to vote “Against” and follow the procedures set forth in the proxy statement relating to the extension. Alternatively, he can decide to vote “For” the extension, knowing that he is in no way committed to vote for or against the business combination when the definitive proxy statement / prospectus relating to the business combination is delivered to him. Assuming (i) that the extension is approved and (ii) that he does not vote “Against” the extension and seek return of his interest in the trust, he will eventually receive the definitive proxy statement / prospectus relating to the business combination. At that time he may determine either to vote to approve or reject the business combination. If he votes against the business combination and exercises his conversion rights or if the combination is not approved by shareholders, he will thereafter receive his pro rata portion of the funds available in the trust account.

The principal reason that Middle Kingdom is seeking an extension of time is because it recognizes that the preliminary proxy statement / prospectus on file with the Securities and Exchange Commission (the “Commission”) and relating to the business combination are not yet ready to be made definitive. If we could reasonably finalize those materials at this time there would be no reason to pursue an extension vote. We are working through the comments provided by the staff with respect to the business combination proxy statement / prospectus, and we are committed to resolving those comments in a manner that results in a business combination proxy statement / prospectus that not only satisfies the requirements of applicable law and regulations, reflects the benefit of the staff’s commentary and fulfills the policies intended to be served by the Securities Act of 1933 and referenced in Rule 461 promulgated thereunder, but also provides the highest quality and most usable disclosure to assist Middle Kingdom’s shareholders in making their investment decisions with respect to the business combination. The extension, if approved by shareholders, will afford us the opportunity to do so.

The staff of the Commission has consistently taken the position that it is inappropriate to aggregate multiple proposals within a single proposal to be acted upon by shareholders. See SEC Telephone Interpretations Manual (Fifth Supplement) (September 2004). We believe that the provision of complete information regarding the proposed combination in the extension proxy would serve to treat the proposal to extend as part and parcel of a proposal to approve the business combination, thereby violating that policy and frustrating the shareholders’ voting franchise. While the past activities of other issuers and the Commission staff is not precedent in the legal sense, it is significant that the staff and, to our knowledge, all of the SPACs that have sought shareholder approval of an extension in order to obtain adequate time to complete a definitive combination proxy statement have treated the extension vote and the business combination vote as distinct. Stated differently, none of the definitive SPAC extension proxy materials on file with the Commission includes complete information regarding a business combination.

In summary, the purpose of the subject proxy statement is not to request investors to make an investment decision with respect to the pending business combination. It is solely to seek their approval of an extension. The Class B stockholders will have an opportunity to vote on the pending business combination when the proxy statement / prospectus relating to the business combination is finalized and distributed. We respectfully submit that the policies underlying the Securities Act of 1933 and served by Section 14 of the Securities Exchange Act of 1934 (and Regulation 14A promulgated thereunder) will be best served by the approach that we have described above.

2.	We note your disclosure in the proxy statement that extending the period for completion of a business combination was not contemplated by the IPO prospectus. However, it appears that the prospectus did contemplate this issue and expressly represented that you would not extend the period. We note, for example the disclosure on page 45 of your IPO prospectus that “We view this obligation to dissolve and liquidate as obligation to our stockholders and neither we nor our board of directors will take any action to amend or waive any provision of our certificate of incorporation to allow us to survive for a longer period of time if it does not appear we will be able to consummate a business combination within the foregoing time periods.” Please revise your proxy statement to state clearly what your IPO prospectus indicated about the extension.

Middle Kingdom will revise the disclosure on pages 2, 4, 7, 10, 15, and 25 as follows:

“Middle Kingdom’s IPO prospectus stated that Middle Kingdom would not take any action allowing it to survive for a longer period of time if it did not appear it would be able to consummate a business combination within the time allotted in its certificate of incorporation.”

3.	Please tell us how you addressed in this proxy statement each applicable comment in our October 10, 2008 comment letter regarding the registration statement related to your business combination.

Please refer to Middle Kingdom’s response to Comment #1. As discussed in that response, Middle Kingdom does not believe investors require information regarding the pending business combination in order to make an informed decision on whether to approve the extension amendment set forth in the proxy statement.

Middle Kingdom addressed the following comments contained in the Commission’s October 10, 2008 letter in the Original Schedule 14A as indicated below.

Comment #33—Middle Kingdom included the following statement in the Original Schedule 14A:

“If Middle Kingdom is required to pay a termination fee pursuant to the terms of the merger agreement and such fee is paid from the proceeds of the trust account, its officers and directors subject to the indemnification obligations may not be able to satisfy their individual obligations to indemnify Middle Kingdom.”

Comment #101—Middle Kingdom included the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of entities identified in the beneficial ownership tables.

Comment #102—Middle Kingdom included in the beneficial ownership table all shares that a stockholder beneficially owns.

4.	Please provide us your analysis regarding whether your proxy material is an “offer” as defined in the Securities Act in connection with your business combination. Please refer to Rules 165 and 425.

Rule 425 states that all written communications made in reliance on Rule 165 are prospectuses that must be filed with the Commission on the date of first use. As such, the application of Rule 425 is dependent on whether the relevant material could be a prospectus under Rule 165. Rule 165 addresses offers made in connection with a business combination transaction. Rule 165 defines “business combination transaction” as any transaction specified in Rule 145(a) or an exchange offer. As discussed in Comment #1, the proxy material solely addresses the amendment of Middle Kingdom’s certificate of incorporation and does not ask shareholders to vote on any action contemplated in Rule 145(a), which consist of: (i) a reclassification of securities, which involves the substitution of a security for another security (ii) a statutory merger or consolidation, or similar plan or acquisition in which Middle Kingdom’s securities will become or be exchanged for securities of any person; and (iii) a transfer of assets to another person in consideration of the issuance of securities of such other person. None of the foregoing items is being voted on at the special meeting. As such, Middle Kingdom does not believe Rule 165 is implicated by the proxy material.

5.	We note your references to “SEC review” of the business combination registration statement. Your document should not imply that the staff comment process involved review by the Commission itself or that the Commission has in any way passed on the disclosure in your documents. Also, you should not imply that your registration statement is “currently being reviewed” by the staff when you have not responded to staff comments.

All references to “SEC review” will be changed in the Amended Schedule 14A to “SEC staff comment process.”

Additionally, Middle Kingdom will revise the disclosure on page 2 of its Notice to Stockholders in the Amended Schedule 14A to read as follows:

“Preliminary copies of these materials have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and Middle Kingdom is in the process of preparing responses to the SEC staff’s comments.”

6.	Please provide us your analysis of whether giving Class B holders the ability to “convert” their securities in connection with the extension is a tender offer subject to Rule 13e-4.

Middle Kingdom does not believe providing its Class B stockholders the ability to “convert” their Class B shares is a tender offer subject to Rule 13e-4. The term “tender offer” is not defined by statute or Commission regulation. One often employed standard for determining whether a tender offer is present is the eight factor test set forth in Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)). In Wellman, the court adopted eight SEC suggested elements “characteristic of a tender offer”: (1) an active and widespread solicitation of public shareholders; (2) a solicitation made for a substantial percentage of the issuer’s stock; (3) an offer to purchase made at a premium over the prevailing market price; (4) the terms of the offer are firm rather than negotiable; (5) the offer is contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) the offer is open only a limited period of time; (7) the offeree is subjected to pressure to sell his or her stock; and (8) a public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities. The court in Hanson Trust supplemented the Wellman test by holding that since the purpose of §14d is to protect the ill-informed offeree, the question of whether a solicitation is a “tender offer” under Section 14(d) is determined by considering whether there appears to be a likelihood that unless the pre-acquisition strictures of the Exchange Act are followed there will be a substantial risk that offerees will lack information needed to make a carefully considered appraisal of the offer put before them. Hanson Trust, 774 F.2d at 57.

Middle Kingdom is not making an offer to purchase the Class B shares pursuant to the proxy materials. The right of the Class B stockholders to convert their shares into a portion of the trust account in connection with a business combination is set forth in Middle Kingdom’s certificate of incorporation. Middle Kingdom is asking its stockholders to approve as part of the Extension Amendment the ability of any Class B shareholders voting against the Extension Amendment to convert their Class B shares into the trust account in order to be consistent with the terms of the original certificate of incorporation.

In fact, Middle Kingdom’s board of directors has recommended that its stockholders vote “FOR” the Extension Amendment, which affirmative vote would result in a Class B stockholder retaining his or her Class B shares and not converting into the trust account. As such, the recommendation of Middle Kingdom’s board would result in no shares being converted into the trust account.

Applying the eight factor Wellman test and the Hanson Trust test to the proxy solicitation, Middle Kingdom believes that the proxy solicitation fails to satisfy each of the eight elements of the Wellman test, as well as the Hanson Trust test.

There is No Solicitation (Elements 1 and 2). Middle Kingdom is not “soliciting” its Class B stockholders to convert their Class B shares. In fact, the proxy materials state that Middle Kingdom’s board of directors recommends that its stockholders vote “FOR” the Extension Amendment, which affirmative vote would result in a Class B stockholder retaining his or her Class B shares and not converting into the trust account.

No Offer is Being Made (Elements 3, 4, 5 and 6). As discussed in Comment #4, Middle Kingdom is not making an “offer” to purchase the Class B shares. Moreover, even if it were determined that an offer was being made, under factor (3), the amount per share being “offered” may not represent a material premium over the prevailing market price, as the price per share at which the Class B shares may be converted into cash is based on the value of the trust account and is not connected to, or affected by, the market price of the Class B shares. As such there is no assurance that the price per share at which the Class B shares may be converted into cash will be above the market price of the Class B shares. In addition, under factor (5), although there is a maximum number of shares that may elect conversion pursuant to the proxy statement (20% or more of the Class B shares), if such number elected conversion, Middle Kingdom would abandon the Extension Amendment and pursuant to its certificate of incorporation would commence liquidation, which would result in the Class B stockholders receiving their pro rata portion of the funds in the trust account. As such, there is no minimum (and in fact Middle Kingdom’s board has recommended that no shares be converted), and if the “maximum” is reached, then all Class B stockholders will receive the same proportionate share of the trust account as they would have if they exercised their conversion rights at the special meeting.

Offerees are Not Pressured to Sell Shares (Element 7). As discussed above, Middle Kingdom is not making an “offer” to purchase the Class B shares. Moreover, even if it were determined that an offer was being made, the Class B stockholders are not subject to pressure to sell their Class B shares. The Class B stockholders have the option to either: (i) hold their Class B shares until the special meeting to approve the business combination, at which point they could still convert their Class B shares into a pro rata portion of the trust account, or (ii) vote against the Extension Amendment and convert their Class B shares into a pro rata portion of the trust account. As such, the Class B stockholders have the ability to convert their Class B shares in accordance with the time frame set forth in the IPO prospectus, or alternatively, to consider the business combination and still retain their rights to convert their Class B shares, which structure was contemplated in the IPO prospectus. Additionally, as discussed above, the amount per share being “offered” may not represent a material premium over the prevailing market price, as the price per share at which the Class B shares may be converted into cash is based on the value of the trust account, rather than the market price of the Class B shares.

There is No Rapid Accumulation of Target’s Securities (Element 8). As discussed above, Middle Kingdom’s board of directors has recommended that its stockholders vote “FOR” the Extension Amendment, which affirmative vote would result in a Class B stockholder retaining his or her Class B shares and not converting into the trust account. Middle Kingdom is not making the proxy solicitation in an effort to purchase its Class B shares, but has made a recommendation to its stockholders that would result in the opposite outcome occurring.

No Lack of Information (Hanson Trust test). The conversion rights being afforded the Class B stockholders in connection with the Extension Amendment are identical to the conversion rights afforded such stockholders in the IPO prospectus in connection with the business combination. Middle Kingdom has disclosed all material information relevant to the conversion of the Class B shares in its filings with the Commission. All essential facts needed for a Class B stockholder to appraise whether to convert his Class B shares are readily available to such stockholder for his consideration. Accordingly, there is not a substantial risk to the offerees that would require the protections afforded by the pre-acquisition filing strictures of the Exchange Act.

Middle Kingdom respectfully submits that the present situation does not implicate the concerns associated with a tender offer, and that its Class B stockholders do not need the protections that would be afforded by application of the tender offer rules. The Commission has previously held that the term tender offer is to be interpreted to include transactions where the conduct of the person seeking control causes pressures to be put on shareholders similar to those attendant to a conventional tender offer. As discussed above, the Class B stockholders are not being put under any pressure to make a decision to convert their Class B shares such that they would be in a worse position than they are today. In fact, the Class B stockholders are being permitted the option to convert their Class B shares in accordance with the time frame set forth in the IPO prospectus, or alternatively, to consider the business combination and still retain their rights to convert their Class B shares.

Finally, Middle Kingdom submits that the right to convert does not represent the potential for abuse that Rule 13e-4 was intended to address. There is no possibility of any stockholder being treated differently than any other stockholder. The right merely extends the same right to a stockholder in the context of approval of the extension that he would have had in the context of consideration of a business combination. Thus the board of directors has structured the extension in a manner designed to preserve for every stockholder (in the context of the proposal to extend) those conversion rights granted to the stockholders under the charter.

Proxy Statement Cover Page

7.	If true, please disclose that Shareholders may, in connection with this special meeting, demand conversion of Class B common stock into a pro rata share of the trust account provided they check the “Exercise Conversion Rights” box on the proxy card and follow all other procedures described in the proxy statement.

The following disclosure will be added to the Amended Schedule 14A’s cover page:

“Class B stockholders may, in connection with this special meeting, demand conversion of their Class B shares into a pro rata share of the trust account provided they check the “Exercise Conversion Rights” box on the proxy card and follow all other procedures described in this proxy statement.”

Why is Middle Kingdom proposing to amend its certificate of incorporation?, page 3

8.	Please provide us a copy of the revised trust agreement that you disclose on page 3 will preclude additional extension of the period in which you are permitted to consummate a business combination.

We will supplementally provide the Commission with a copy of the revised trust agreement.

9.	Please disclose whether after December 13, 2008 you could seek approval of any acquisition other than the disclosed Pypo acquisition.

Middle Kingdom will add the following sentence to the disclosure in this section of the Amended Schedule 14A:

“If the extension is approved, Middle Kingdom could seek stockholder approval after December 13, 2008 of a business combination with any company other than Pypo, but does not expect that it would do so.”

10.	Please disclose how you determined the length of the extension period.

Middle Kingdom will add the following sentence to the disclosure in this section of the Amended Schedule 14A:

“Middle Kingdom is requesting its stockholders provide it an extension until August 31, 2009. While there can be no assurance, it is Middle Kingdom’s belief that the extension will afford it sufficient time to complete the proxy statement / prospectus and respond to all staff comments. More specifically, as Middle Kingdom may be required to update the financial information included in the proxy statement / prospectus with respect to both itself and Pypo, Middle Kingdom wanted sufficient time to compile such financial statements and to update the proxy statement/ prospectus appropriately.”

11.	Please tell us which provision of which document requires you to liquidate if 20% or more of the Class B holders vote against the extension.

No document requires Middle Kingdom to liquidate if 20% or more of the Class B stockholder vote against the extension. Middle Kingdom included this provision to be consistent with the spirit of Middle Kingdom’s certificate of incorporation and IPO prospectus. Middle Kingdom also believes that the inclusion of this provision has become a market standard as demonstrated by the fact that, to our knowledge, every definitive extension proxy statement filed in the last three years has contained this type of provision.

Middle Kingdom believes that the conversion rights afforded Class B stockholders in its IPO prospectus were included to protect such stockholders from having to sustain their investments for an unreasonably long period if Middle Kingdom failed to find a suitable acquisition in the timeframe contemplated by the certificate of incorporation. However, the board of directors also believes that the proposed business combination is in the best interest of all stockholders and warrantholders and that the Class B stockholders should be afforded an opportunity to consider the business combination with Pypo. Therefore, consistent with the conversion rights provision included in its certificate of incorporation and IPO prospectus, Middle Kingdom decided that its Class B stockholders should be afforded conversion rights in connection with the extension proxy so that investors who do not wish to sustain their investment further may convert their shares to cash.

Why should I vote for the Extension Amendment, page 4

12.	We note your reference to an attached opinion regarding the validity of the actions. We also note your disclosure in your IPO prospectus that this issue is not settled under Delaware law. If the issue remains unsettled, please say so directly. Also, with a view toward disclosure, please tell us how your company would be affected if a court disagreed with the conclusions in the attached opinion after you proceed with the extension.

Middle Kingdom’s IPO prospectus stated that the validity of provisions prohibiting amendment of certificate of incorporations under Delaware law has not been settled. Accordingly, Middle Kingdom’s board of directors sought and obtained the opinion of Delaware counsel to determine whether Middle Kingdom could validly seek to extend the deadline by which it must consummate a business combination.

With respect to how the Company would be affected if a court disagreed with the opinion prior to Middle Kingdom’s consummation of a business combination, it is likely that Middle Kingdom would not be able to complete a business combination and would be required to liquidate.

With respect to how the Company would be affected if a court disagreed with the opinion after Middle Kingdom completed a business combination, Middle Kingdom advises the staff that there are numerous decisions under Delaware law that hold that a plaintiff may not obtain rescission if he has notice of a transaction and fails to seek to stop it before it occurs. See e.g., Gotham Partners LP v. Hallwood Realty Partners LP, 795 A2d 136 (Del Ch 2001) aff’d on this ground, rev’d on other grounds, 805 A2d 882 (Del. 2002) and cases collected in Wolfe and Pittenger, Corporate and Commercial Practice in the Delaware Court of Chancery, Section 12.04[a] at 12-61 to 12-62.

In addition, rescission is not awarded where it is impractical to undo the transaction. Id. For example, if there are trades in a stock following a merger and the business of the constituent companies have been combined so as to make it impractical to unwind them, rescission will be denied. Winston v. Mandor, 710 A2d 831, 832-33 (Del Ch 1996).

Middle Kingdom believes that the impracticality of undoing a transaction would be particularly applicable in the Company’s situation, where a plaintiff is able to have his investment returned upon his rejection of the Extension Amendment or a business combination. Middle Kingdom believes it would be inequitable to let a stockholder, who fails to vote against the Extension Amendment or a business combination, sue for rescission if his investment in the new, combined company does not turn out well.

Middle Kingdom will add the following sentence to the disclosure in the Amended Schedule 14A:

“If a court disagrees with Morris James’ opinion prior to Middle Kingdom’s consummation of a business combination, it is likely that Middle Kingdom would not be able to complete a business combination and would be required to liquidate. If a court disagrees with Morris James’ opinion subsequent to Middle Kingdom’s consummation of a business combination, it may be subject to liability for rescission.”

How do the Middle Kingdom Shareholders intend to vote their shares, page 6

13.	Please tell us where you have filed the agreement in principle mentioned in the second paragraph.

The agreement discussed in this section is a verbal agreement for which no written agreement exists. Middle Kingdom believes all material terms of the agreement are presented in the proxy statement disclosure, and as such, no additional filings are required.

14.	Please tell us how you considered the effect of Regulation M on the potential purchases mentioned in the second and fourth paragraphs.

Middle Kingdom does not believe Regulation M is applicable to the potential purchases mentioned in this section based on the staff’s guidance in staff Legal Bulletin, No. 9. The legal bulletin states that in a merger the Regulation M “restricted period” is based on the shareholder vote of the target company. Further, if the target is a private entity and if the acquiror is not soliciting proxies of the target shareholders, the restricted period begins 1-5 days prior to the signing of the definitive agreement and ends upon the signing of the definitive agreement. The length of the restricted period is determined based on the average trading volume of the acquirer, which, when calculated with respect to Middle Kingdom was five days.

Based on the guidance set forth in the legal bulletin, since the Pypo shareholders approved the business combination upon execution of the merger agreement on September 5, 2008, and as such, no solicitation of the Pypo shareholders is being made in connection with the business combination, the Regulation M “restricted period” would have run from September 1 through September 5, 2008. As a result, Regulation M is no longer be applicable to the activities of the parties.

15.	With a view toward disclosure, please tell us the source of the funds for the purchases mentioned in the second and fourth paragraphs. Also tell us whether the purchasers could receive the funds from Middle Kingdom or could be reimbursed before or after the business combination.

To our knowledge, the source of the funds for the purchases mentioned in the proxy statement is the capital of the purchasers.

Middle Kingdom has not agreed to any arrangement whereby the purchasers could receive funds from Middle Kingdom or could be reimbursed before or after the business combination.

16.	Please tell us the authority on which you rely to update the disclosure is this document by filing a Form 8-K as you mention in the third paragraph.

Middle Kingdom considers any of the information that would be filed on a Form 8-K to be an “other event” under Item 8.01 of the Current Report on Form 8-K, rather than an “update” or amendment to the proxy statement. For example, if such purchases were being made in the open market, the purchasers would make an announcement of such purchases to avoid any potential violation of Exchange Act Rule 10b-5. In addition, since these purchases have already been disclosed in the proxy statement, Middle Kingdom does not believe that an amendment to the proxy statement would be required.

17.	Please highlight the price and volume limitation of Rule 10b-18.

Middle Kingdom will revise this section of the Amended Schedule 14A to include the following additional disclosure:

“If any of the foregoing purchases is subject to Rule 10b-18, the purchase price shall not exceed the highest independent bid or the last independent transaction price, whichever is higher, quoted on the OTC bulletin board at the time the purchase is effected, and the total volume of purchases effected by persons subject to the rule on any single day must not exceed 25% of the average daily trading volume for the Class B common stock during the four calendar weeks preceding the week in which the purchase was to be effected; provided that, once each week, in lieu of purchasing under the foregoing 25% limit for that day, the persons subject to the rule may effect one block purchase if no other Rule 10b-18 purchases are effected that day, and the block purchase is not included when calculating the four week average daily trading volume under the rule.”

18.	Please provide us your analysis of whether the negotiated purchases mentioned in the fourth paragraph are subject to the tender offer rules.

Summary

As explained in further detail below, the purchases are not subject to the tender offer rules, because they would not meet the eight factor test set forth in Wellman v. Dickinson, and particularly fail to meet the important factors of widespread solicitation, premium paid, and coercion. In particular, the Purchasers contemplate buying shares from a limited number of institutional investors at negotiated prices, rather than a fixed purchase price or other terms, and no significant premium over prevailing market prices, if any will be offered. The stockholders primarily are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC investments to persons buying to enable approval of business combinations. The Purchasers intend to pay amounts equal to the estimated trust liquidation proceeds of the Middle Kingdom trust fund as of December 13, 2008, less a time-value-of money discount, approximating market price. (December 13 is the last day for stockholder approval of the business combination, before Middle Kingdom would be forced to liquidate.) The Purchasers will not pressure stockholders to sell, and the purchases are not intended and will not be structured to be coercive. Middle Kingdom stockholders are legally entitled to receive the trust value per share whether or not the Extension Amendment is approved, as disclosed in detail in the Proxy Statement. Therefore, there is no pressure on Middle Kingdom stockholders to sell their stock to the Purchasers.

The Purchases Do Not Constitute a Tender Offer

The company notes that “tender offer” is neither defined by statute nor SEC regulation, but that the presence of a “tender offer” is at times determined, under applicable case law, by the application of an eight factor test to both issuer and third party purchase programs. Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)), such eight factors being: (i) active and widespread solicitation of public stockholders for the shares of the issuer; (ii) solicitation made for a substantial percentage of the issuer’s stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares, often subject to a maximum number to be purchased; (vi) offer open for a limited period of time; (vii) offeree subject to pressure to sell its stock; and (viii) public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities.

The company further notes that the above-referenced eight factor test was supplemented in Hanson Trust. In Hanson Trust, the court held that “since the purpose of § 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of § 14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of [the Securities Exchange Act] are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Hanson Trust, 774 F.2d at 57. The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer. Middle Kingdom has disclosed all material information relevant to the company and the transaction in its SEC filings.

The company believes that any purchases of Middle Kingdom’s Class B Common Stock conducted by the Purchasers will not constitute a “tender offer” since any such purchases will be privately negotiated with sophisticated institutional investors. The stockholders primarily are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC investments to persons buying to enable approval of business combinations. Moreover, the Purchasers will not buy shares from stockholders that intend to vote in favor of the Extension Amendment. Purchasers will buy only from stockholders intending to vote against the Extension Amendment, to receive their pro rata portions of the trust that will be liquidated after December 13, 2008, if the Extension Amendment is defeated. Accordingly, these sophisticated investors are not being asked to make any significant investment decision—they’ve already decided that they wish to liquidate their positions in Middle Kingdom. The Purchasers are simply offering the stockholders the opportunity to receive their cash on a slightly accelerated basis. In our view, such an offer does not implicate the interests that the Williams Act was intended to protect.

In sum, the Purchasers will not engage in a widespread, public solicitation of stockholders, creating a high-pressure, coercive atmosphere, in which unsophisticated stockholders feel compelled to tender their shares on inadequate information. Following is a point-by-point analysis of the Purchasers planned purchases, in light of the eight factors outlined in Wellman, while at the same time noting that we believe that the overall purposes of the Williams Act would not be served by requiring Purchasers to comply with the tender offer rules.

1. Active and widespread solicitation of public stockholders for the shares of an issuer. The purchases will not made through any widespread solicitation of public stockholders, but will be made exclusively in privately negotiated transactions, with a limited number of institutional investors. Purchasers have no intention to take any other action that would be an active or widespread solicitation of public stockholders. Middle Kingdom’s public disclosure of the intended purchases was made to provide stockholders with full disclosure regarding approval of the business combination, not to create any sort of pressure on stockholders to tender. This is in full accordance with SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985), where the court found no active and widespread solicitation where the public announcements relating to the purchase program were mandated by SEC or exchange rules.

2. Solicitation made for a substantial percentage of the issuer’s stock. The purchases could result in Purchasers’ acquiring more than 80% of Middle Kingdom’s Class B common stock, but only 62% of the outstanding voting shares. However, as stated above, purchases will be made only from a limited number of financial institutions that are very experienced in SPAC investing. We believe that based on a totality of the factors in the Wellman test, considered together and as further analyzed below, the analysis of this factor is not conclusive in this matter.

3. Offer to purchase made at a premium over the prevailing market price. As explained above, the private purchases are expected to be made approximately at market prices; Purchasers have no interest in paying any significant premium to market, since target’s only asset is cash.

4. Terms of the offer are firm rather than negotiable. As stated above, Purchasers intend to negotiate each purchase, although the Middle Kingdom’s public disclosures indicate they will not buy significant amounts at more than $8.39 per share.

5. Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. Purchases will not be contingent on the sale of a fixed number of shares.

6. Offer open only a limited period of time. Purchasers are not imposing any deadline, although, as a practical matter, there will be no purchases after December 12. However, notwithstanding this limitation, these private purchases will not be coercive, for the reasons stated above. The amount of time in which offers will be made, in any event, will approximate the minimum requirements of the tender offer rules.

7. Offeree subjected to pressure to sell its stock. Purchasers will not pressure the financial institutions to rush into “hurried, uninformed” investment decisions, and offers will be open, as a practical matter, as stated above, for the minimum period required under the tender offer rules. Also, as described above, no significant premium will be at stake pressuring the financial institutions to act hastily. Furthermore, the financial institutions will receive virtually the same consideration if they sell or hold their shares until liquidation, if the Extension Amendment were defeated.

8. Public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. There has been no public announcement of rapid accumulation of a large amount of Middle Kingdom’s common stock. Purchasers will file a Schedule 13D with respect to purchases recently made (totaling 549,900 shares), but have executed no more purchases since Middle Kingdom received the staff’s November 10 comment letter.

Purchasers Will Not Offer Sellers a Premium, and the Purchases Will Not Be Coercive

We note that in other recent correspondence with law firms representing blank check companies regarding this issue the Staff has been concerned with the possibility that the purchases will pay a premium to selling stockholders—factor three of the Wellman test. As discussed below, no significant premium will be paid.

From an economic perspective, we note that the Purchasers do not intend to purchase significant amounts of shares (if any) at a price exceeding $8.39, which represents the estimated liquidation distribution per share as of November 10, 2008 that Class B common stockholders might receive in the event stockholders did not approve the proposed business combination and Middle Kingdom were forced to liquidate. On the other hand, as set forth in the Proxy Statement, based on the funds in the Middle Kingdom trust account as of November 10, 2008, stockholders exercising conversion rights in connection with the Extension Amendment (as elaborated on below) will be entitled to $8.39 per share in cash. As a result, when viewed against the backdrop of Middle Kingdom’s trust structure and the built-in conversion feature associated with this structure, the fact that the Purchasers do not intend to purchase significant amounts of shares at a price exceeding $8.39 estimated liquidation distribution per share (which will increase due to accumulated interest) available to any Middle Kingdom stockholder is the clearest possible economic indicator that no premium will be paid.

Any concern that holders of Middle Kingdom common stock might feel coerced to sell is completely assuaged by Middle Kingdom’s conversion feature. As set forth in great detail in the Proxy Statement, all a Middle Kingdom stockholder must do to receive the per share trust amount is to vote against the Extension Amendment and to exercise simple conversion rights set forth on the proxy card, and the Middle Kingdom stockholders will soon receive the per share trust amount. If the Extension Amendment is not approved by the Class B shares and the proposed business combination is not consummated by December 13, 2008, Middle Kingdom will be liquidated and all Middle Kingdom stockholders will receive the per share trust amount after December 13, 2008, as set forth in the prospectus for Middle Kingdom’s initial public offering as well as the Proxy Statement.

19.	Please disclose any price limitations on the purchases mentioned in the fourth paragraph.

Middle Kingdom refers the staff to its response to Comment #18, which addresses the issue of purchase price.

20.	Please tell us whether there have been any purchases to date. In this regard, it is unclear whether the proxy statement and meeting mentioned in the third paragraph refer to the extension or the business combination.

Purchasers will file a Schedule 13D with respect to purchases recently made (totaling 549,900 shares), but have executed no more purchases since Middle Kingdom received the staff’s November 10 comment letter.

The third paragraph in this section of the Amended Schedule 14A will be amended to clarify that reference is being made to the extension amendment proxy statement and special meeting.

What vote is required to adopt the Extension Amendment?, page 7

21.	From the last sentence of the second paragraph, we understand that you will not extend the deadline if 20% of the Class B shares vote against the extension, even if those shares do not convert. Please confirm our understanding or revise for clarity.

Middle Kingdom will revise this sentence in the Amended Schedule 14A to read as follows:

“Therefore, consistent with the conversion rights provision included in the IPO prospectus, if Class B stockholders vote a total of 684,061 or more Class B shares (which number represents 20% or more of the shares of Class B common stock outstanding as of the date of the special meeting to consider the Extension Amendment) (a) against the Extension Amendment (and elect to convert their Class B shares into a portion of the funds available in the trust account) and (b) against the proposed business combination with Pypo (and elect to convert their Class B shares into a portion of the funds available in the trust account), Middle Kingdom’s board of directors will abandon the Extension Amendment, notwithstanding approval by a majority of its common and Class B common stockholders, voting as a group.”

Since Middle Kingdom’s IPO prospectus doesn’t say…?, page 7

22.	Please tell us the basis for your disclosure regarding a statute of limitations “three years from the occurrence of the event giving rise to the claim.”

Section 13 of the Securities Act states that “[n]o action shall be maintained to enforce any liability created under section 11 or section 12(a)(2) unless brought within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, or, if the action is to enforce a liability created under section 12(a)(1), unless brought within one year after the violation upon which it is based. In no event shall any such action be brought to enforce a liability created under section 11 or section 12(a)(1) more than three years after the security was bona fide offered to the public, or under section 12(a)(2) more than three years after the sale.

Liability under section 12(a)(1) occurs in connection with offers or sales of a security in violation of section 5. Liability under section 12(a)(2) occurs in connection with offers or sales of a security by the use of any means or instruments of transportation or communication in interstate commerce or of the mails, by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

Thus, the event giving rise to a claim for liability under sections 12(a)(1) and 12(a)(2) is the offer or sale of securities.

23.	Please clarify whether the affiliates’ indemnification obligation includes the obligation to indemnify the trust for fees or damages Middle Kingdom must pay related to the termination of the business combination and for liabilities under the federal securities laws.

Middle Kingdom will revise the sentences in this section of the Amended Schedule 14A that discuss Middle Kingdom’s affiliates’ indemnification obligations to read as follows:

“In connection with the IPO, Middle Kingdom’s pre-IPO stockholders, including its current officers and directors, agreed to indemnify Middle Kingdom, on a several basis in proportion to the number of Series A units purchased by them prior to Middle Kingdom’s IPO, for any and all loss, liability, claims, damages and expenses whatsoever to which the Company may become subject as a result of any claim by any vendor or other person who is owed money by the Company for services rendered or products sold or contracted for, or by any target business, but only to the extent necessary to ensure that certain liabilities do not reduce funds in the trust account. Therefore, if the business combination is not consummated and vendors that have not signed waivers sue the trust account and win their cases or if Middle Kingdom must pay Pypo a termination fee, the trust account could be reduced by the amount of the claims or termination fee and Middle Kingdom’s pre-IPO stockholders, including its current officers and directors, would be required to fulfill their indemnification obligations.”

Middle Kingdom advises the staff that, pursuant to the agreements providing for the indemnification obligations, its affiliates are not obligated to indemnify the trust account for any liabilities arising under the federal securities laws.

What if I don’t want to vote…, page 9

24.	Please quantify the amount to be received per Class B share if it is converted in connection with the extension. In this regard, please tell us why the wording of the conversion formulas in Article IV.C.2.i and IV.C.5 of your proposed amended charter differ, include in your response whether the different formulas result in a different amount to be paid per converted share.

Middle Kingdom will add the following sentence to the disclosure in this section of the Amended Schedule 14A:

“If Middle Kingdom’s trust account is not depleted by liabilities for securities law claims or other expenses, Class B stockholders exercising their conversion rights in connection with the Extension Amendment would receive as of November 10, 2008, approximately $8.39 per share.”

Middle Kingdom advises the SEC staff that there is no reason for the difference in the wording of the conversion formulas contained in Article IV.C.2.i and Article IV.C.5. The formulas would result in the same amount to be paid per converted share if calculated on the same date.

Summary, page 13

25.	From your disclosure on pages 24-25, it appears that the effect of your proposals is to substantially increase the number of shares opposed to the business combination that would be required to block the transaction. We note the disclosure in your IPO prospectus that you will not consummate a business combination if 20% or more of the Class B holders convert; however, if your current proposals are approved, it appears that the 20% will be in addition to those who oppose the combination and elect to convert in connection with this extension proposal rather than risk waiting until you submit the business combination for shareholder approval. Please clearly and prominently disclose and explain the effect of your proposals. Also clarify how this increase in the required blocking vote is “consistent with the spirit in which Middle Kingdom a offered its securities to the public” as you disclose on page 23 and “preserves the investment proposition set forth in the IPO prospectus” as disclosed on page 27.

Middle Kingdom will revise the disclosure throughout the Amended Schedule 14A to provide that Middle Kingdom will abandon a business combination if the aggregate number of Class B shares (a) voted against the Extension Amendment (and converted into a portion of the funds available in the trust account) and (b) voted against the proposed business combination with Pypo (and converted into a portion of the funds available in the trust account) is 20% or more of the outstanding Class B shares as of the date of the special meeting to consider the Extension Amendment.

Conversion, page 16

26.	Please reconcile your statement at the bottom of page 16 that converting shareholders must hold their Class B shares through the effective date of the extension amendment with your disclosure on page 29 that converting shareholders must deliver their shares to your transfer agent before the meeting and will no longer own the shares upon such exercise of conversion rights.

Middle Kingdom will revise the sentence on page 17 of the Amended Schedule 14A to state:

“You will only be entitled to receive cash for these Class B shares if you retain ownership of them through the effective date of the Extension Amendment.” (emphasis added).

Additionally, Middle Kingdom advises the staff that the Class B stockholders who tender Class B shares to the transfer agent in connection with exercising their conversion rights, retain ownership of such shares unless and until the conversion is carried out. As stated in the Original and Amended Schedule 14A, in the event that a stockholder tenders Class B shares and the Extension Amendment is not approved, these shares will not be converted to cash and the physical certificates representing these Class B shares will be returned to the stockholder promptly following the determination that the Extension Amendment will not be approved.

Middle Kingdom’s Recommendation to Stockholders, page 17

27.	Your disclosure in the second paragraph regarding why shareholders should consider the attached opinion and that shareholders should read it in its entirety appears inconsistent with the last paragraph of the opinion that the opinion is solely for Middle Kingdom Alliance Corp.’s benefit. Please revise or advise.

Middle Kingdom has suggested that stockholders read the opinion for the purpose of understanding and considering the information relied upon by the board of directors in making its determination that the Extension Amendment is in the best interests of the Company and the stockholders. Middle Kingdom does not state that stockholders should rely upon the attached opinion to make their decision as to how to vote on the Extension Amendment.

Furthermore, while the past activities of other issuers and the Commission staff is not precedent, it is significant that, to our knowledge, all of the SPAC extension proxy materials on file with the Commission include a statement to the effect that shareholders are urged to review, in its entirety, the opinion of counsel regarding the validity of the extension.

28.	Given the last paragraph of the opinion, please clarify whether counsel has consented to your use of the opinion in your document and to the manner in which you have summarized and quoted the opinion in your document.

Middle Kingdom advises the staff that counsel has consented to Middle Kingdom’s use of the opinion in the proxy statement. Additionally, counsel has reviewed the proxy and consented to the manner in which Middle Kingdom has summarized and quoted the opinion therein.

The Extension Amendment, page 23

29.	Please tell us whether there are material federal income tax consequences of the proposals, including in connection with exercising the proposed conversion rights. If so, please tell us why you have not described those consequences in your document.

Middle Kingdom will add the following disclosure to this section:

“If you vote against the Extension Amendment and elect a conversion of your Class B shares for your pro rata portion of the funds available in the trust account and the Extension Amendment is approved and becomes effective, and as a result you receive cash for your Class B shares, you will be required to recognize gain or loss upon the conversion of your Class B shares for cash. The tax consequences to Middle Kingdom’s stockholders that elect conversion of less than all of their shares may be different, and those stockholders should consult their tax advisors regarding the consequences of such an election. MIDDLE KINGDOM URGES YOU TO CONSULT YOUR TAX ADVISORS REGARDING YOUR PARTICULAR TAX CONSEQUENCES.”

Possible Claims Against and Impairment of the Trust Account, page 25

30.	With a view toward disclosure, please tell us whether your proposals would give a party to the business combination agreement the right to terminate that agreement, whether because the agreed upon deadline was not satisfied, because of possible securities law claims, because of the increased number of shares that could convert and receive funds from the trust, or otherwise. Also tell us the consequences of any such termination, including payment of fees or damage.

In the event the proposals to be voted upon at the special meeting of the stockholders are not all approved, with less than 20% of the Class B stockholders voting against the proposal to extend the December 13, 2008 deadline, either Middle Kingdom or the Pypo Parties will have the right to terminate the merger agreement. If the merger agreement is terminated solely for the foregoing reason (absent any other breaches) none of the parties will have any claims for damages, fees or indemnification against one another. There is no specific provision in the merger agreement for termination (absent any other breaches) in the event of the pendency of securities law claims arising from the extension proxy and/or for the possible reduction of the trust fund as a result of an increase in the number of Class B shares that could seek conversion. However, there are several closing conditions possibly implicated and if not timely satisfied, could lead to termination.

Forced Liquidation, page 27

31.	Please reconcile your disclosure that the trust funds will be distributed to the Class B shareholders with Article IV.C.3 of your proposed charter amendment which appears to indicate that all Class B shares will be cancelled before the distribution. It appears that there will be no Class B shareholders to receive the distribution at the time that your charter contemplates the distribution.

Middle Kingdom does not believe that the statements on page 27 of the Original Schedule 14A conflict with the provisions of its proposed charter amendment, as the proposed charter amendment does not suggest that the Class B shares will be cancelled before the distribution takes place. The proposed charter amendment states that Middle Kingdom will promptly adopt and implement a plan of dissolution and distribution that provides for, among other things, the automatic cancellation of the Class B shares. The proposed charter amendment does not set forth a chronology for the plan of dissolution and distribution, nor does it state that the provisions to be contained in the plan of dissolution and distribution are listed in chronological order.

Conversion Rights, page 28

32.	Clarify why those who vote against all of the proposals but do not convert in connection with the extension cannot convert in connection with the business combination.

Middle Kingdom will revise the disclosure throughout the Amended Schedule 14A to clarify that Class B stockholders who vote against the Extension Amendment, but do not elect to convert their Class B shares, will retain their right to convert their shares in connection with the business combination.

Conversion Procedure, page 28

33.	We note your statement that shareholders that exercise conversion rights will no longer own those shares.

•	Please clarify who has the voting rights of those shares, including who will vote those shares in connection with the extension proposals.

•	If there are material tax implications for transferring ownership upon exercise and then regaining ownership if the extension proposals are not approved, please disclose those implications.

Middle Kingdom advises the staff that the mere election by the Class B stockholder to convert his or her Class B shares into a pro rata portion of the funds available in the trust account does not mean that the shareholder no longer owns the Class B shares since the conversion election is only effected if the Extension Amendment is also approved and becomes effective. Upon conversion, the Class B shares will be canceled and retired. The disclosure in the Amended Schedule 14A will be revised to clarify this point. As discussed under “The Extension Amendment—Conversion Procedure,” if the Extension Amendment is not approved, any Class B shares submitted for conversion will be returned to their respective owners.

As stated above, since share ownership is not transferred by the mere election to convert, there is no possibility of a shareholders transferring ownership and then regaining ownership if the extension proposals are not approved. Therefore, the tax implications discussed in bullet 2 of Comment #33 would not be applicable.

Interests of Middle Kingdom’s Officers and Directors, page 30

34.	If payment to counsel who provided the opinion cited in your document is contingent on approval of the business combination, or otherwise, please say so clearly.

Middle Kingdom advises the staff that payment to the counsel who provided Middle Kingdom with the opinion cited in the proxy is not contingent on approval of the business combination or otherwise. Middle Kingdom has paid counsel for issuing such opinion.

Beneficial Ownership of Securities, page 38

35.	Please tell us whether any of your officers and/or directors are related to principals of ChinaRock Capital Management Limited.

None of Middle Kingdom’s officers and/or directors is related to any of the principals of ChinaRock Capital Management Limited.

Where you can find more information, page 41

36.	Please tell us (1) what information is the subject of the first sentence of the second paragraph and (2) which “other documents” are the subject of the third sentence on page 13. Also, tell us the authority that provides that you-need not deliver the information with the proxy statement.

Middle Kingdom will delete the statements referred to in Comment #36.

Proxy Card

37.	We note the statement on the proxy card that, if stockholders do not provide direction on the proxy card, they will grant management discretionary authority to vote upon such other matters that may properly come before the meeting. Please reconcile this statement with the statement on page 2 and elsewhere that Delaware law and your bylaws preclude any business at the meeting other than the Extension Amendment.

Middle Kingdom will delete the statement on the proxy card that states if stockholders do not provide direction on the proxy card, they will grant management discretionary authority to vote upon such other matters that may properly come before the meeting. This statement was erroneously included on the proxy card. The statements in the proxy statement that state that Delaware law and Middle Kingdom’s bylaws preclude consideration of any business at the meeting other than the Extension Amendment are correct.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Cozen O’Connor

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation